RECEIVED

2007 SEP 18 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths
bringing technology to life

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

07 September 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

07026755

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dw 9/19

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

16 AUGUST TO 7 SEPTEMBER 2007

390	31/08/2007 : 14:34:00	Smiths Group PLC - Total Voting Rights
391	05/09/2007 : 07:00:00	Smiths Group PLC - Notice of Results and AGM

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	14:34 31-Aug-07
Number	1085D

31 AUGUST 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 386,315,604

As at 31 August 2007 the issued share capital of Smiths Group plc comprised 386,315,604 ordinary shares of 37.5p each nominal value and 4,926,594 non-cumulative preference shares of 1p nominal value ("B shares"), all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange.

Each ordinary share has one vote on a poll.

The B shares do not have voting rights.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 386,315,604, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results and AGM
Released	07:00 05-Sep-07
Number	3124D

SMITHS GROUP PLC

ANNOUNCEMENT OF RESULTS AND RECOMMENDATION OF DIVIDEND

It is expected that a duly constituted committee of the Board will meet on Wednesday 26 September 2007 for the purposes of (i) approving a preliminary announcement of the results of the Company for its 2006/07 financial year and (ii) recommending a final dividend on the ordinary shares for the same period.

Subject to approval at the Annual General Meeting, the 2007 final dividend will be paid on 23 November 2007 to ordinary shareholders registered at the close of business on 26 October 2007. The 'ex-dividend' date will be 24 October 2007.

ANNUAL GENERAL MEETING

The Annual General Meeting of Smiths Group plc for 2007 will be held at 12:00 noon on Tuesday 20 November 2007 at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN.

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

16 AUGUST TO 7 SEPTEMBER 2007

Forms 122 (Notice of consolidation, division ..., cancellation of shares etc.)

Form 12 (Notice of increase in nominal capital)

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

G

CHFP025

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
137013

Name of company

* insert full name of company

* Smiths Group plc (the Company)

gives notice that

On 27 June 2007 it has cancelled the following amount of ~~Deferred shares~~ unissued authorised Deferred shares

348,205,433 shares of one penny each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 3/7/07

Presenter's name address and reference (if any)
Allen & Overy LLP
One Bishops Square
London
E1 6AO
Ref Sam Tye
Tel. 020 3088 0000
STIE/CO: 5861612

For of[ficial use]
Genera[l]

TUESDAY
AYF6FRBA
A48 17/07/2007 551
COMPANIES HOUSE

LD4 05/07/2007 384
COMPANIES HOUSE

[...]ational 12/06

G

CHFP025

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 137013

Name of company

* insert full name of company

* Smiths Group plc (the Company)

gives notice that

On 27 June 2007 it has cancelled the following amount of ~~B shares~~ unused authorised B Share

224,439,118 shares of one penny each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 3/7/07

Presenter's name address and reference (if any)
Allen & Overy LLP
One Bishops Square
London
E1 6AO
Ref: Sam Tye
Tel. 020 3088 0000
STIE/CO: 5861612

For official use
General Section

TUESDAY

AYF6ERB9
A48 17/07/2007 552
COMPANIES HOUSE

LD4 05/07/2007 383
COMPANIES HOUSE

G

CHFP025

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

RECEIVED 2007 SEP 13

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 137013

Name of company

* insert full name of company

* Smiths Group plc (the Company)

gives notice that

By special resolution of the Company passed on 11 June 2007 (effective 18 June 2007)

1 each issued ordinary share of 25 pence each in the capital of the Company existing prior to the reorganisation of the Company's share capital (each an Existing Ordinary Share) as shown in the register of members of the Company at 5 00 p m on 15 June 2007 was subdivided into two shares of 12 5 pence each and forthwith upon such subdivision every three shares of 12 5 pence each resulting from such subdivision was consolidated into one new ordinary share of 37.5 pence each (each a New Ordinary Share), provided that no member was entitled to a fraction of a share and all fractional entitlements arising out of such subdivision or consolidation were aggregated into New Ordinary Shares and the whole number of New Ordinary Shares so arising were to be sold and the net proceeds of sale in excess of £1 distributed in due proportion (rounded down to the nearest penny) among those members who would otherwise be entitled to such fractional entitlements and any proceeds of sales not exceeding £1 be retained by the Company and donated to a charity of the Company's choice

2 each authorised but unissued Existing Ordinary Share (up to such number as will result in the maximum whole number of New Ordinary Shares, with any balance remaining unconsolidated) was subdivided into two shares of 12 5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision were consolidated into one New Ordinary Share provided that the balance of the unconsolidated Existing Ordinary Shares were cancelled in accordance with section 121(2)(e) of the Companies Act 1985 and the amount of the Company's authorised but unissued share capital was diminished accordingly.

The new authorised share capital is £206 million divided into 600 million B Shares and the remainder into New Ordinary Shares.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ DIRECTOR Date 3/7/07

Presenter's name address and reference (if any)

Allen & Overy LLP
One Bishops Square
London
E1 6AO

Tel 020 3088 0000
STIE/CO· 5861612

For official use
General Section

MONDAY

AHSUERVD
A04 06/08/2007 363
COMPANIES HOUSE

TH

LD4 05/07/2007 382
COMPANIES HOUSE

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 137013

Name of company

* insert full name of company

* SMITHS GROUP PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 11 June 2007 the nominal capital of the company has been increased by £ 6,000,000 00 beyond the registered capital of £ 200,000,000 00

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached †

The conditions (eg voting rights, dividend rights, winding-up rights etc) subject to which the new shares have been or are to be issued are as follows

See the rights and restrictions attaching to the B shares set out in the revised articles of association of the company adopted on 11 June 2007 at an extraordinary general meeting (enclosed with this form)

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] DIRECTOR Designation ‡ Date 28 June 2007

Presenter's name address and reference (if any)

Allen & Overy LLP
One Bishops Square
London
E1 6AO
Tel 020 3088 0000
STIE/CO 5861441

For official Use (02/06)
General Section

Post room

THURSDAY

AE17PQS3
A58 28/06/2007 613
COMPANIES HOUSE

Notes

The address for companies registered in England and Wales or Wales is -

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland -

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

DATACARE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	06	2007	†Date of Birth	17	09	1957

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): PETER

Surname: LOESCHER

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 765 FINCHLEY ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Post town: LONDON Postcode: NW11 8DS

County / Region: Country: England

†Nationality: Austrian †Business occupation: EXECUTIVE

†Other directorships (additional space overleaf): NO OTHER RELEVANT DIRECTORSHIPS

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 1/6/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1/6/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT
SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 137013

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	04	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,670		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	934p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,670
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,670**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 06/09/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/18421	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	799	1,639	432
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 07/03/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,429	1,131	394
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	704.00p	798.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 11,824
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **11,824**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] Date 07/09/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	BRIAN	AKEHURST	16 PEGASUS WAY	EAST GRINDSTEAD	WEST SUSSEX		RH19 3NW	432
MR	BHUBINDER SINGH	BAINS	3 WOOTTON WAY	MAIDENHEAD	BERKSHIRE		SL6 4QX	574
MR	ROBERT D	BALL	43 HILL ROAD	PRITTLEWELL	SOUTHEND-ON-SEA	ESSEX	SS2 6JT	359
MR	DAVID ANDREW	BENNEYWORTH	58 PARK FARM AVENUE	FAREHAM	HAMPSHIRE		PO15 6LH	221
MR	DAVID	CHILTON	PEARTREE FARM	102 KING STREET	WESTON HEATH	SHROPSHIRE	TF11 8RX	125
MR	SIMON HOWARD	COXALL-APPS	31 KENELM RISE	WINCHCOMBE	NR CHELTENHAM	GLOS	GL54 5JU	359
MR	BARRY CHARLES	DAVIS	38 CARISBROOKE ROAD	GOSPORT	HAMPSHIRE		PO13 0QZ	571
DR	JONATHON	FURLEY	40 BRYMORE CLOSE	PRESTBURY	CHELTENHAM	GLOS	GL52 3DY	718
MR	MICHAEL	HADDRELL	14B THIRLEBROOK COTTAGES	ASTON CROSS	TEWKESBURY	GLOS	GL20 8LN	256
MR	ADAM	HEDLEY	137A READING ROAD	HENLEY-ON-THAMES	OXFORDSHIRE		RG9 1DJ	287
MR	NIASAR	HUSSAIN	168 STONOR ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0QJ	798
MR	COLIN STANLEY	ISHER	18 ST MICHAELS AVENUE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8NX	359
MR	CHRISTOPHER	JONES	1 GRAFTON GARDENS	LOWER GORNAL	DUDLEY	WEST MIDLANDS	DY3 3ES	359
MR	MARK STUART GRAEME	KIRK	5 RAVENHILL DRIVE	CODSALL	WOLVERHAMPTON		WV8 1BA	359
MR	PHILIP CHRISTOPHER	LARGE	169 PRESTBURY ROAD	CHELTENHAM	GLOS		GL52 2DU	410
MR	ANTHONY ANGUS	MACKENZIE	28 DODDINGTON CLOSE	LOWER EARLEY	READING	BERKSHIRE	RG6 4BJ	205
MR	SIMON ANTHONY	MARSHALL	28 PARK ROAD	RAMSGATE	KENT		CT11 7QW	102
MR	CLIFFORD NEIL	MASON-WENN	1 PIKE HILL RISE	COMPTON ABDALE	CHELTENHAM	GLOS	GL54 4DW	430
MR	JOHN DONALD HENRY	MCCLOY	15 MOULDER ROAD	NEWTOWN	TEWKESBURY	GLOS	GL20 8EB	359
MR	THOMAS GEORGE	MORRISON	10 LAXTON DRIVE	KINGSWOOD	WOTTON UNDER EDGE	GLOS	GL12 8SQ	538
MR	GUY MERVYN	NORRIS	THE DOWER HOUSE CHURCH R	SNITTERFIELD	STRATFORD-UPON-AVC	WARWICKSHIRE	CV37 OLF	1,795
MR	IAN ANDREW	NUTTALL	27 HAWORTH ST	OSWALDTWISTLE	LANCS		BB5 3EA	307
MR	FRANCIS BELFORD	RAMSEY	48 TAKELY RIDE	BASILDON	ESSEX		SS16 5BD	359
MR	EDWARD JOHN	ROBINSON	26 DOUGALSTON CRESCENT	MILNGAVIE	GLASGOW		G62 6HP	256
MR	MICHAEL JAMES	STERLING	68 HEADINGLEY WAY	BOLTON			BL3 3EQ	125
MR	MICHAEL CHARLES	STICKLAND	GREEN RIDGE BARROW STREE	MERE	NR WARMINSTER	WILTSHIRE	BA12 6AB	718
MR	JOHN FRANCIS	VARY	65 PENFOLD ROAD	FOLKESTONE	KENT		CT19 6DQ	228
MR	KEVIN RICHARD	WILSON	4 ACACIA CLOSE	PRESTBURY	CHELTENHAM	GLOS	GL52 3EQ	215
								11,824

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	914	3,231	977
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 29/08/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 3

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,839	1,434	1,277
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	704.00p	798.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 29/08/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	3 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ɔate or period during which ;hares were allotted *'If shares were allotted on one date ɪnter that date in the "from" box.)*						

ɔlass of shares *ordinary or preference etc)*	Ordinary		
ɿumber allotted	19		
ɿominal value of each share	37.50p		
ımount (if any) paid or due on each hare *(including any share premium)*	868.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

' the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up			

onsideration for which ıe shares were allotted *'his information must be supported by e duly stamped contract or by the duly ɜmped particulars on Form 88(3) if the ɪntract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 22,691
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **22,691**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 29/08/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address					Post Code	Shares Allotted
MR	DAVID	ABBOTT	2 BOMFORD HILL	HARLEY GOOD ACRE	WORCESTER	WORCESTERSHIRE		WR4 0PW	1,077
MR	MARTIN WILLIAM	BATH	MALVERN HOUSE	MAIN ROAD	BREDON	TEWKESBURY	GLOUCESTERSHIRE	GL20 7LW	1,436
MRS	FIONA JEAN	BENYON	27 MARTINDALE ROAD	CHURCHDOWN	GLOUCESTER	GLOUCESTERSHIRE		GL3 2DN	359
MR	ALAN	BIRD	28 CLINGAN ROAD	BOURNEMOUTH	DORSET			BH6 5PY	538
MR	DAVID GEOFFREY	BROWN	35 WOOD COTTAGE LANE	CHERITON	FOLKESTONE	KENT		CT19 4QG	410
MR	JASON DE ORFE	BUSHROD	9 WYCOTE ROAD	BRIDGEMARY	GOSPORT	HAMPSHIRE		PO13 0TG	513
MR	FREDERICK ARTHUR	CHAMBERLAIN	8 DUCHY CLOSE	CHELVESTON	WELLINGTONBROUGH	NORTHAMPTONSHIRE		NN9 6AW	549
MR	PETER	CRAWFORD	104 THE WHEATRIDGE EAST	ABBEYDALE	GLOUCESTER	GLOUCESTERSHIRE		GL4 5DP	1,128
MR	JOHN WILLIAM	CURNOCK	1 MILLERS DYKE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE		GL2 4XQ	359
MR	JOHN JAMES	FIELD	103 FALKLAND ROAD	EVESHAM	WORCESTERSHIRE			WR11 1YS	357
MR	WILLIAM	GARROD	7 MONTROSE CLOSE	BOTLEY	SOUTHAMPTON	HAMPSHIRE		SO30 2RJ	513
MISS	GERALDINE BARBARA	HANKIN	FLAT 51 NIGHTINGALE WALK	REDBOURNE ROAD	WOODHALL FARM	HEMEL HEMPSTEAD	HERTFORDSHIRE	HP2 7QY	359
MR	PAUL TREVOR	HARTLEY	9 MORETON CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8AW	538
MR	CHARLES QUENTIN	HUGHES	10 FOSTERVILLE CRESCENT	ABERGAVENNY	GWENT			NP7 5HG	718
MR	DAVID JOHN	HYDE	15 DISTEL CLOSE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL50 4SN	343
MR	BARRY DAVID	JANAWAY	5 BROOK ROAD	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7AZ	646
MR	NIGEL PAUL	JAYNE	THE RYE	PRINCE CRESCENT	STAUNTON	GLOUCESTER	GLOUCESTERSHIRE	GL19 3RF	111
MR	DAVID IAN	KEATES	3 CHESSEL CRESCENT	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO19 4BR	51
MR	KEN	LONG	32 BEAUCHAMP ROAD	BILLESLEY	BIRMINGHAM	WEST MIDLANDS		B33 0NP	50
MR	JOHN ROGER	MASKELL	115 BYBROOK ROAD	KENNINGTON	ASHFORD	KENT		TN24 9JE	150
MR	WILLIAM	MCGILL	4 SCHOOL BRAE	DYSART	KIRKCALDY	FIFE		KY1 2XB	1,795
MR	DANIEL JAMES KEITH	MITCHELL	24 BLACKHOUSE HILL	HYTHE	KENT			CT21 5UL	82
MR	DAVID	MORRIS	20 MOSELLE DRIVE	CHURCHDOWN	GLOUCESTER	GLOUCESTERSHIRE		GL3 2RY	221
MRS	BARBARA ELIZABETH	NORFOLK	13 WILES AVENUE	NEW ROMNEY	KENT			TN28 8JN	144
MR	THOMAS RICHARD	O'DONOGHUE	4 MILLVIEW	NAUNTON	CHELTENHAM	GLOUCESTERSHIRE		GL54 3AF	718
MR	MICHAEL CHARLES	OLDHAM	3 LEVEN CLOSE	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE		SO53 4SH	410
DR	AMRAT	PARMAR	19 WOOLFORD CLOSE	WINKFIELD ROW	BRACKNELL	BERKSHIRE		RG2 6PR	1,795
MR	STUART JOHN	PHIPPS	47 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8NU	682
MR	DAVID ANTHONY	PINTO	8 MARTINS WAY	HYTHE	KENT			CT21 6QU	215
MISS	VALERIE EILEEN	PLAYFAIR	CROSSING COTTAGE	BROCKHAMPTON LANE	CHELTENHAM	GLOUCESTERSHIRE		GL51 9RS	513
MR	PHILIP JAMES	RATCLIFFE	19 HAYES CLOSE	FAREHAM	HAMPSHIRE			PO15 6EN	209
MR	BRYNLEY	ROBERTS	9 MAYFAIR DRIVE	KINGSWINFORD	WEST MIDLANDS			DY6 9DW	62
MRS	KAREN MARGUERITE	SMITH	50 WOODFIELD CLOSE	CHERITON	FOLKESTONE	KENT		CT19 4LW	359
MR	TREVOR JAMES	TALBOT	INNISFREE	44 WINCHCOMBE ROAD	SEDGEBERROW	EVESHAM	WORCESTERSHIRE	WR11 7UB	571
MR	CHRISTOPHER	THOMPSON	20 WYMERING AVENUE	WEDNESFIELD	WOLVERHAMPTON	WEST MIDLANDS		WV11 2PH	63
MR	ALAN	THORNTON	32 BRONTE WAY	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO19 7JG	456
MR	MARK ANDREW	WALKER	24 LEE BANK	WESTHOUGHTON	MANCHESTER	LANCASHIRE		BL5 3HQ	1,795
MR	LEO FRANCIS	WHITE	16 NORWICH DRIVE	WARDEN HILL	CHELTENHAM	GLOUCESTERSHIRE		GL51 3HE	332
MR	PETER	WILSON	FLAT 91 HIGH STREET	HYTHE	KENT			CT21 5JN	546
MR	TERENCE DAVID	WILTSHIRE	27 ST DAVIDS CLOSE	WARDEN HILL	CHELTENHAM	GLOUCESTERSHIRE		GL51 3HL	1,005
MR	STEPHEN MARK	WRIGHT	35 THOMAS STOCK GARDENS	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE		GL4 5GH	513
									22,691

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number	137013
:ompany name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
)ate or period during which :hares were allotted *If shares were allotted on one date :nter that date in the "from" box.)*	22	08	2007			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,829	6,768	367
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each :hare *(including any share premium)*	608.00p	645.00p	554.00p

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be ·eated as paid up			

:onsideration for which ıe shares were allotted *This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 22/08/2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number	137013
:ompany name in full	SMITHS GROUP PLC
	2 of 2

;hares allotted (including bonus shares):

)ate or period during which
;hares were allotted
*If shares were allotted on one date
›nter that date in the "from" box.)*

From Day	From Month	From Year	To Day	To Month	To Year

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
\umber allotted	6,099	1,099	748
\ominal value of each share	37.50p	37.50p	37.50p
\mount (if any) paid or due on each ;hare *(including any share premium)*	525.00p	704.00p	798.00p

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be ·eated as paid up			

:onsideration for which ıe shares were allotted *This information must be supported by ıe duly stamped contract or by the duly ;tamped particulars on Form 88(3) if the ɔntract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**
For companies registered in Scotland **Edinburgh**

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 16,910
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **16,910**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 22/08/2007

~~A director~~ / secretary ~~/ administrator / administrative receiver~~ / receiver manager ~~/ receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	NEIL ANDREW	ARMITAGE	24 ROTHERMERE CLOSE	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 3UU	359
MR	WILLIAM HARRY	BALDI	60 COLT STEAD	NEW ASH GREEN	DARTFORD	KENT	DA3 8LN	278
MR	STEPHEN DAVID	BRETHERTON	16 LANGDALE RD	PADIHAM	BURNLEY	LANCASHIRE	BB12 8NY	958
MR	GERALD PETER	BROWN	14 HEAP ST	BURNLEY	LANCASHIRE		BB10 1RL	821
MR	CHRISTOPHER JON	CALVERT	10 CROFT CLOSE	LATTON	SWINDON	WILTSHIRE	SN6 6DL	145
MR	PHILIP ALAN	CAPENER	32 CLEEVELANDS AVENUE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4PS	205
MRS	JANET	CAUSON	5 STREAMSIDE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8XG	307
MR	MARK JOHN	COLCOMB	11 TYSON ROAD	FOLKESTONE	KENT		CT19 6JS	410
MR	DAVID	COLLS	2 CHILTERN CLOSE	RAMSBOTTOM	BURY	LANCASHIRE	BL0 9LH	686
MR	ANDREW NEIL	CRITCHLEY	21 TWO HEDGES ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8DX	50
MR	RODNEY SHAUN	CULLIMORE	MORRIS HILL	SWINDON LANE	CHELTENHAM	GLOUCESTERSHIRE	GL50 4PE	359
MR	ANDREW GEORGE	DAVIDSON	95 ABBOTSWELD	HARLOW	ESSEX		CM18 6TQ	71
MR	STEPHEN JOHN	DOUGLAS	15 CHALMERS WAY	HAMBLE	SOUTHAMPTON	HAMPSHIRE	SO31 4LR	132
MR	ROY	DOWNER	39 EFFINGHAM GARDENS	SHOLING	SOUTHAMPTON	HAMPSHIRE	SO19 8GF	615
MR	MARTIN DAVID	ELLIOTT	ELLWOOD	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE	GL51 6RT	410
MR	CHRISTOPHER	HODSON	5 HERONDALE	HASLEMERE	SURREY		GU27 1RQ	205
MR	BRYAN	HOLDER	31 IDONIA ROAD	PERTON	WOLVERHAMPTON	WEST MIDLANDS	WV6 7NQ	653
MR	TREVOR	JOY	1 BAY TREES	KANES HILL	SOUTHAMPTON	HAMPSHIRE	SO19 6AE	718
MR	STEVEN	KAYE	48 PARK AVENUE	PENISTONE	SHEFFIELD	SOUTH YORKSHIRE	S36 6DN	319
MRS	ALLYSON JULIE	LEECH	15 GREENHILL HOUSE	BISHOPS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GL52 8DJ	213
MR	JOHN FRANCIS	LENNON	14 ARKLE CLOSE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE	GL50 4RE	1,029
MR	PETER ANDREW	LORD	20 GREEN LEYS	BADSEY	EVESHAM	WORCESTERSHIRE	WR11 7XE	410
MRS	SUSAN FRANCES SHEILA	LUNT	19 FINDLAY COURT	MILITARY ROAD	HYTHE	KENT	CT21 5BH	718
MR	TREVOR JOHN MARK	MATTHEWS	12 REPTON WAY	WALDERSLADE	CHATHAM	KENT	ME5 9AY	307
MR	A J	O'BRIEN	17 HATCHGATE GARDENS	BURNHAM	SLOUGH	BERKSHIRE	SL1 8DD	718
MR	LEVI JOSEPH	PEDDIE	38 DELAMERE CRESCENT	ADDISCOMBE	CROYDON	SURREY	CR0 7BU	1,847
MR	SIMON MARK	PETITT	11 SYCAMORE CLOSE	NORTH BADDESLEY	SOUTHAMPTON	HAMPSHIRE	SO52 9DG	466
MR	MARTYN	PHILO	27 FORD LANE	FERNDOWN	DORSET		BH22 8AB	513
MR	MICHAEL JOHN	PLANT	26 BROMLEY GARDENS	CODSALL	WOLVERHAMPTON	WEST MIDLANDS	WV8 1BE	329
MR	JONATHAN GRAHAM	POTTER	45 NURSERY FIELDS	HYTHE	KENT		CT21 4DS	513
MR	BRYNLEY	ROBERTS	9 MAYFAIR DRIVE	KINGSWINFORD	WEST MIDLANDS		DY6 9DW	348
MRS	JANET ANN	ROOTS	3 MOUNTFIELD ROAD	NEW ROMNEY	KENT		TN28 8LH	319
MR	SHAUN PATRICK MICHAEL	RUANE	10 MIDDLE CLOSE	GREAT CHART	ASHFORD	KENT	TN23 3BQ	423
MR	JOHN HENRY	RUSSELL	8 OLD REDDINGS CLOSE	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE	GL51 6SD	718
MR	JAGDISH	SANGHANI	53 KINGSLAND ROAD	AYLESBURY	BUCKINGHAMSHIRE		HP21 9SL	164
MR	PAUL ANTHONY	WILLIAMS	2 EBOR ROAD	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE	GL2 0SH	174
								16,910

END